Doroni Aerospace, Inc

ANNUAL REPORT

11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076
3053546918
https://doroni.io/

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

Doroni Aerospace, Inc. (the "Company" or "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. Our go-to-market product, currently under development, the Doroni HI, is a twoseater personal eVTOL. We are targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ('FAA") and production targeted for 2027.

We were founded with the intention of delivering eVTOL technology directly to consumers, offering a safety centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Our mission is to democratize the power of flight. We ultimately envision that our eVTOLs will serve as a clean transportation solution for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among our core guiding principles, informing everything from product design and customer/user experience to scaling our technology. The Doroni HI-X eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license that requires years of flight training.

Our global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. We believe the transportation sector, and the world at large, stands at an inflection point, and we are positioning ourselves to deliver a disruptive technological change to commuter transportation.

We anticipate that we will operate direct sales channels primarily to first responders, police markets, and high net worth flight enthusiasts, brand experience stores, pop-up locations in key U.S. and European markets, as well as online sales.

We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

2025 Stock Purchase Agreement

On February 14, 2025, the Company entered into a Stock Purchase Agreement ("SPA") with Innovation Wings Industries Company, a company incorporated under the laws of the Kingdom of Saudi Arabia, operating under the name of "Kingdom Aero Industries" (KAI).

Under the terms of the SPA, KAI will invest up to $30 million in the Common Stock of the Company. The investment is comprised of an initial $5 million to be invested at the closing, with the remaining $25 million tied to key development milestones over the two years following the closing. Upon completion of the entire investment, KAI will hold a 40% stake in the Company through its common stock holdings (based on the Company's issued and outstanding share capital as of the date hereof), subject to dilution from future capital raises (including this capital raise).

On April 6, 2025, KAI informed Doroni that it plans to close the transaction on or before May 31, 2025.

As of June 3, 2025 KAI has materially breached the terms of the SPA accordingly, on June 12, 2025 the Company notified KAI that it is terminating the SPA effective immediately.

Current Prototypes

Hl Pl: The H1 Pl ("Hl Pl") is a full-scale flying model and a fully working cockpit simulator with software avionics and computer systems. The Doroni Hl Pl is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1850 lb. full-scale Hl Pl prototype.

Hl X: The current HIX eVTOL prototype ("Hl X") under development is the successor to three previous prototypes developed by the company - the Y6, XS, and Hl Pl prototypes.

Our target is to submit the Hl X to the FAA for certification and proceed to mass production in 2027, subject to our fundraising and financial goals being met.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,030,180.00
Number of Securities Sold: 4,645,592
Use of proceeds: R&D and Marketing
Date: April 29, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 84,536
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: April 29, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,415,000
Use of proceeds: Incentive Plan
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,304,000

Use of proceeds: New Employee Option Plan

Date: July 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,353,973.84
Number of Securities Sold: 1,274,441
Use of proceeds: R&D
Date: March 04, 2023
Offering exemption relied upon: Regulation CF

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 28,475
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: March 04, 2023
Offering exemption relied upon: Regulation CF

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,248,112.56
Number of Securities Sold: 1,115,440
Use of proceeds: R&D
Date: December 11, 2023
Offering exemption relied upon: 506(b)

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00

Number of Securities Sold: 27,194
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: December 11, 2023
Offering exemption relied upon: Regulation CF

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,789,056.56
Number of Securities Sold: 914,674
Use of proceeds: R&D
Date: October 15, 2024
Offering exemption relied upon: Regulation CF

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 28,475
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: October 15, 2024
Offering exemption relied upon: Regulation CF

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 18,132
Use of proceeds: StartEngine Equity Fee from Reg CF

Date: December 04, 2024
Offering exemption relied upon: Regulation CF

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity

Final amount sold: $1,327,371.00
Number of Securities Sold: 621,759
Use of proceeds: R&D

Date: March 27, 2025
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

We were organized as Doroni Aerospace LLC, a Florida limited liability company in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Dania Beach, Florida. We have developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (''eVTOL'') mobility platform.

2025 Annual Period Compared to 2024 Annual Period Revenue, Cost of Goods Sold, and Gross Margin

For the year ended December 31, 2025 (the "2025 Annual Period") and the year ended December 31, 2024 (the "2024 Annual Period") we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2025 Annual Period were $5,080,398 compared to $3,834,980 for the 2024 Annual Period representing an increase of $1,245,418. General and Administrative costs increased by $631,407 due to the following: (i) Approximately $381,000 of this increase was due higher expenses relating to our crowdfunding offering, including digital advertising, marketing and crowdfunding platform fee, (ii) legal fees increased by approximately $185,000 , related primarily to a strategic transaction previously announced by the Company, that failed to close due to a default by the strategic investor and (iii) the remaining increase of approximately $65,000 was due to increases in consulting and other expenses. Research and Development Costs costs increased by $527,858 due to the following: (i) Approximately $392,000 of this increase was related to the cost of building our non-flying full-scale prototype, and (ii) Approximately $166,000 due higher expenses relating to the expansion of our engineering team.

Loss From Operations

Our loss from operations was $5,080,398 for the year ended December 31, 2025, compared to $3,834,980 for the year ended December 31, 2024.

Net Loss

Our net loss for the year ended December 31, 2025, was $5,080,398, compared to $3,834,980 for the year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025, our cash-on-hand was $311,256, compared to $388,133 on December 31, 2024.

For the year ended December 31, 2025, we raised a net amount of $3,249,564 of cash through the issuance of stock in crowdfunding campaigns, and our cash used in operating activities was $3,326,441.

For the year ended December 31, 2024, we raised a net amount of $1,885,049 of cash through the issuance of stock in crowdfunding campaigns and our cash used in operating activities was $2,082,094.

The Company is currently in the pre-revenues research and development stage and has funded its operations to date through a series of crowdfunding equity raises. We expect to continue to generate negative cash flow from operations for the next few years and to fund our operations from sale of equity securities and/or debt.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 311256.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Doron Merdinger

 Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer (CEO), Founder, Director
• Dates of Service: November 2016 — Present
• Responsibilities: CEO of the Company; responsibilities include overseeing the day-to-day operations of the company and managing all strategy and business decisions. Mr. Merdinger is the Company's majority shareholder with 50,585,000 shares of Common Stock.

Name: Yoram Bibring

 Yoram Bibring's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer (CFO) - Fractional
• Dates of Service: November 2024 — Present
• Responsibilities: Overseeing the day-to-day financial operations of the Company and together with the CEO and COO, setting the financial strategy of the Company. Mr. Bibring is engaged as a contractor.

Other business experience in the past three years:

• Employer: Marpai, Inc.
Title: CFO
Dates of Service: September 2021 — November 2023
Responsibilities: Officer responsible for the day-to day-financial operations and part of the management team that set the strategy of the Marpai, Inc
• Employer: Self Employed
Title: Consultant
Dates of Service: December 2023 — October 2024
Responsibilities: Financial consultant

Name: Rami Arbili

 Rami Arbili's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Operating Officer (COO)
• Dates of Service: April 2025 — Present
• Responsibilities: Overseeing the day-to-day operations of the Company and together with the CEO and CFO, setting the strategy of the Company.

Other business experience in the past three years:

• Employer: Smartech
Title: Vice President, Americas
Dates of Service: December 2018 — September 2022
Responsibilities: Responsibilities include overseeing the day-to-day operations of the company in North and South America.
• Employer: Pop Global
Title: CEO and COO
Dates of Service: October 2022 — October 2024
Responsibilities: Responsibilities include overseeing the day-to-day operations of the company and managing all strategy and business decisions.
• Employer: Self Employed
Title: Consultant
Dates of Service: October 2024 — December 2024
Responsibilities: Assisting startups and small businesses to develop and implement effective business processes.
• Employer: Doroni Aerospace, Inc.
Title: Director of Operations
Dates of Service: December 2024 — March 2025
Responsibilities: Responsible for day-to-day operations of the Company

---

Name: Omer Bar-Yohay

 Omer Bar-Yohay's current primary role is with Data Blanket, Inc. Omer Bar-Yohay currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: December 2024 — Present
• Responsibilities: Overseeing the management of the Company and participating in setting the strategy of the company

Other business experience in the past three years:

• Employer: Eviation Aircraft, Inc.
Title: Co-Founder and CEO
Dates of Service: February 2015 — March 2022
Responsibilities: Officer responsible for the long-term strategy and day-to-day operations of Eviation Aircraft, Inc.
• Employer: AutoFlight, Inc.
Title: President
Dates of Service: April 2022 — March 2023
Responsibilities: responsible for the strategic structure, development and certification program, testing, and operations of AutoFlight, Inc.
• Employer: Data Blanket, Inc
Title: Co-Founder and CEO
Dates of Service: November 2022 — Present
Responsibilities: Officer responsible for the long-term strategy and day-to-day operations of Data Blanket, Inc.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Doron Merdinger
Amount and nature of Beneficial ownership: 49,585,000
Percent of class: 69.23%

Title of class: Class B Common Stock
Stockholder Name: Doron Merdinger
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 69.23%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Class A Common Stock, Class B Common Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock.

Common Stock
• Authorized: 65,000,000
• Outstanding: 57,186,044
• Voting Rights: The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

• Material Rights: The amount of security authorized is 65,000,000, with a total of 57,186,044 shares outstanding on a fully diluted basis (including 2,895,000 shares to be issued pursuant to outstanding stock options awarded under the Company's equity incentive plan).

Class A Common Stock
• Authorized: 37,000,000
• Outstanding: 8,406,377
• Material Rights: The amount of security authorized is 37,000,000, with a total of 8,406,377 outstanding on a fully diluted basis, including 8,285,726 shares to be issued pursuant to outstanding stock options awarded under the Company's 2022 stock option plan, 90,510 reserved for issuance pursuant to outstanding warrants. Series Seed 1 and Series Seed 2 stock could convert into 2,501,218 and 1,554,565 shares respectively.
Class B Common Stock
• Authorized: 10,000,000

• Outstanding: 1,000,000
• Voting Rights: Each holder of shares of Class B Common Stock is entitled to ten (10) votes for each share of Class B Common Stock.

Series Seed-1 Preferred Stock
• Authorized: 2,600,000
• Outstanding: 2,501,218
• Voting Rights: The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

• Material Rights: The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The Series Seed-1 Preferred Stock have preference, together with the Series Seed 2 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Series Seed-2 Preferred Stock
• Authorized: 20,400,000
• Outstanding: 1,554,565
• Material Rights: The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

Dilution Notice

Please note that in the unlikely event that the KAI transaction described above will close, and assuming that its terms will not change then, over the next fifteen (15) months, KAI will invest $30 million (as the Company meets the payment milestones stipulated in the SPA) and become a 40% owner of the Company. On June 12, 2025 the Company notified KAI that it is terminating the SPA effective immediately due to failure of KAI to fund the $5 million due at closing, which constitutes a material breach of the SPA.The Series Seed-2 Preferred Stock have preference, together with the Series Seed 1 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-I Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Voting Rights of Securities Sold in this Offering

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (into which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

Dividend, Liquidation Preference, and Conversion Rights are detailed in Exhibit F of this offering document.

What it means to be a minority holder

As a minority holder of Series Seed 2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights with regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and would have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company is contemplating an additional offering through Regulation A. This has the potential to further dilute investors' stake in the Company. Please see the Liquidity and Capital section.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. Following your investment, there will be certain transfer restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed 2 Preferred Stock in the amount of up to $ 1,783,142.48 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will require additional funds in the near term, which it plans to raise in parallel or near-term additional offerings .If the Company cannot raise those funds for whatever reason, and/or other reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We will need to raise additional equity capital concurrently with this offering and in the near future, in order to fulfill our growth objectives. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our efforts at bringing our products to market. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our efforts at bringing our products to market, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will need to engage in common equity, debt, or preferred stock financings in the near future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be

more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying Securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in its contemplated parallel and near-term future offerings to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Securities we are offering now and plan to offer in the near term, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its

shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Regulation D under the Securities Act of 1933, as amended or Regulation Crowdfunding), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less

willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to regulations related to the manufacturing, labeling, distribution, sale, and use of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Risk Related to Unfunded Strategic Investment
The Company has signed a Stock Purchase Agreement (SPA) with Kingdom Aero Industries (KAI) for an investment of up to $30 million in common stock, including $5 million which were to be invested at the closing , scheduled for May 31, 2025. On June 12, 2025 the Company notified KAI that it is terminating the SPA effective immediately due to KAI's material breach of the SPA. It is possible that KAI could make unfounded claims in the future which might lead to the Company incurring unforeseen legal and other costs.

Economic and market conditions may change.
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events may occur.
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity may affect our Company.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Investing in our Series Seed 2 Preferred Stock involves risk.

Investing in our Series Seed 2 Preferred Stock involves risk. In evaluating us and an investment in our Series Seed 2 Preferred Stock, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our Series Seed 2 Preferred Stock. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations. eVTOL aircraft involve a complex set of technologies, which we must continue to further develop. However, before eVTOL aircraft can fly, we must receive requisite certifications and approvals from applicable governmental authorities. There is no assurance that our design, development, and certification efforts will result in our receiving certification of our aircraft from the Federal Aviation Administration (the "FAA"). In order to achieve FAA certification, the performance, reliability and safety of eVTOL aircraft must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate use of our aircraft, or will experience delays in receiving one or more of these certifications. Additional challenges to the adoption of our eVTOL aircraft, all of which are outside of our control, include: market acceptance of eVTOL aircraft; state, federal or municipal regulatory and licensing requirements for our eVTOL aircraft and operators of our eVTOL aircraft; necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and public perception regarding the safety of eVTOL aircraft. There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay or prevent our ability to commercially launch our eVTOL aircraft. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA certification for our aircraft. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft, which could adversely affect our prospects, business, financial condition and results of operations. In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute our business strategy, or that our eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Prospective purchasers or lessees of our aircraft may be unable to obtain the required license to personally operate our aircraft.

Under current regulations, operators of our aircraft will be required to hold a valid Airline Transport Pilot's license with advanced training requirements. The issuance of such a pilot license is subject to the approval and discretion of the FAA and depends upon meeting its established criteria. The difficulty and/or inability or unwillingness of consumers to obtain the requisite licensing could adversely impact our projected future sales. It is anticipated that the FAA will adopt a simpler pilots' license requirement which will allow a broader group of consumers to operate a eVTOL but this may not happen or it may happen over a long period of time.

The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The urban air mobility vehicle ("UAM") market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. This market is new, rapidly evolving, characterized by rapidly changing technologies, significant competition, evolving government regulation and industry standards, new aircraft and changing consumer demands and behaviors. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters to widely adopt air mobility as an alternative to ground transportation. If the public does not perceive UAM as beneficial, or chooses not to adopt UAM, the market for our products may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential purchasers of our vehicles cannot be predicted with any degree of certainty, and we cannot assure you that we will be able to operate in a profitable manner. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our products, our business may never materialize.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our products, our business may never materialize.

Certain localities may reject eVTOL operations due to a perceived risk of safety or burden on local communities from eVTOL operations.

The safety record of our aircraft will depend on factors external to the vehicle and the understanding of which is currently being constructed, such as the integration of the use of our aircraft with other aircraft operating in the same urban airspace. If the prediction of important characteristics of the system, such as route placement, vehicle separation and communication protocols, is not accurate, or if these considerations are not properly taken into account, it could materially adversely affect our business, financial condition and results of operations. The approval of local authorities of the operation of the eVTOLs will be influenced by the public opinion about the burdens imposed by the vehicle operations. Local populations, being potential users of our aircraft or not, may perceive the external noise of the vehicles, visual pollution and changes in the neighborhood provoked by aircraft operations to be unreasonable with respect to the benefits brought by the vehicles in terms of traffic congestion reduction and decrease in travel times. If that is the case, the demand for the vehicles and our operations may be negatively affected.

Crashes, accidents, or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.
Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence involving our aircraft may negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our product launch. In addition, the operation of aircraft is subject to various risks, and we expect demand for our products to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain FAA certification for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters are due to a safety issue. We believe that regulators and the general public are still forming their opinions about the safety and utility of UAM, their advanced flight control software capabilities and their operation in and around urban areas. An accident or incident involving either our aircraft or a competitor's aircraft while these opinions are being formed, could have a disproportionate impact on the longer-term view of the emerging UAM market. We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand, or other companies in our industry. If our aircraft, or other types of aircraft are involved in a public incident, accident, cyberattack or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such matter. If our insurance is inapplicable or inadequate, we may be forced to bear substantial losses. In addition, any such incident could create an adverse public perception, which could harm our reputation, and result in consumers being reluctant to purchase our aircraft, which could adversely impact our business, results of operations, financial conditions, and prospects.

We may be unable to obtain regulatory approvals required to manufacture and commercialize our aircraft.
Our ability to manufacture and sell our product depends on outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, Federal Travel Regulations, and other relevant government laws and regulations and requires certain regulatory authorizations and certifications. While we anticipate being able to obtain the required authorizations and

certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or to do so in a timely manner, or any of these authorizations or certificates are modified, suspended, or revoked after we obtain them, we may be unable to launch product sales or do so on the timelines we project, which may have an adverse impact on our business, financial condition and results of operations. In addition, if any changes to such laws and regulations make it too costly or otherwise make it unfeasible for us to manufacture and sell our products, your investment in us would be affected. Our business model is contingent on our aircraft being classified as "Light Sport Aircraft" ("LSA") under new proposed FAA regulations. To achieve LSA classification, our aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict requirements could result in our aircraft not being eligible for LSA classification. If our aircraft do not qualify as LSAs due to non-compliance with FAA regulations, our operations, revenue, and future prospects may be significantly impacted. We may face restrictions on our target market, reduced customer demand, and increased compliance expenses.

Furthermore, being unable to classify as an LSA could subject us to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on our financial condition and operational capabilities.

If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
A failure to increase air traffic capacity in the airspace serving our target markets could have a material adverse effect on our business. Weaknesses in the National Airspace System and the Air Traffic Control ("ATC") system, such as outdated procedures and technologies, could result in capacity constraints prohibiting or limiting the ability of our customers to operate our aircraft. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations and could result in regulatory changes. Our inability to obtain sufficient access to the National Airspace System or to comply with any regulatory changes could increase our costs of our aircraft, which could reduce demand and have an adverse impact on our business, financial condition, and results of operations.

Our competitors may commercialize their technology before us
We believe that the primary sources of competition for our service are ground-based mobility solutions, eVTOL facilitated aerial ridesharing services, and other eVTOL developers/operators. If new or existing aerospace companies launch competing solutions in the markets in which we intend to sell our products, or obtain large-scale capital investment, we may face increased competition. Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future, which may allow them to devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some have more experience in the aerospace industry than we have, and foreign competitors could benefit from subsidies or other protective measures offered by their home countries. Any of the foregoing could harm our business, financial condition, operating results, and prospects.

Our aircraft may fail to achieve performance expectations.

Our aircraft may fail to achieve our performance expectations. For example, our aircraft may have a higher noise profile or have shorter maximum range than we estimate. Our aircraft also use a substantial amount of software code to operate.

Software products are inherently complex and often contain defects and errors when first introduced.

We may incur significant costs to address any performance issues, or if not detected or addressed, such issues could negatively impact our business, financial condition, operating results, and prospects. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the expected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft. We expect to introduce new and additional features and capabilities to the aircraft over time. We may be unable to develop or certify these upgrades in a timely manner or at all, which may have an adverse impact on our business, financial condition, and results of operations.

We may not be able to produce aircraft in the volumes and on the timelines we project

There are significant challenges associated with producing aircraft in the volumes that we are projecting. As we are in development stage, we have not yet established a manufacturing facility or manufacturing processes. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a future manufacturer of electric aircraft, we will face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of batteries and unproven customer demand for a fully electric UAM eVTOL. The timing of our production ramp depends upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results, and prospects.

Our financial statements include a going concern note.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our financial statements include a going concern note.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We have two design patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

No public trading market currently exists for our Series Seed 2 Preferred Stock.
There is no public market for our Series Seed 2 Preferred Stock. Until our Series Seed 2 Preferred Stock are listed on an exchange, if ever, you may not sell your Series Seed 2 Preferred Stock unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Series Seed 2 Preferred Stock promptly or at all. If you are able to sell your Series Seed 2 Preferred Stock, you may have to sell them at a substantial discount to the price you paid for the Series Seed 2 Preferred Stock.

Terms of subsequent financings may adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series Seed 2 Preferred Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed 3 Preferred Stock. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Series Seed 2 Preferred Stock have no voting rights.
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Series Seed 2 Preferred Stock have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series Seed 2 Preferred Stock disapprove. In assessing the risks and rewards of an investment in the Series Seed 2 Preferred Stock, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees, and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series Seed 2 Preferred Stock will be subject to the decisions of our directors, officers, employees, and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.
The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for

federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Foreign securities laws may govern your investment.
Prior to accepting any subscriptions from residents of foreign jurisdictions, we may consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Series Seed 2 Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Seed 2 Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

We rely on third parties to provide services essential to the success of our business.

We rely and shall rely on third parties to provide a variety of essential business functions for us, including software development, design, and manufacturing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could materially damage our brand, business, prospects, financial condition, and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ('IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer, and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

Procuring, manufacturing, and selling our products internationally may present risks.
Certain components of our aircraft may be procured and/or manufactured internationally. We also may sell our aircraft internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that a future coronavirus outbreak or another global pandemic could disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. We are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results, and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for design, manufacturing, regulatory approval, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact on our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. We are offering Series Seed 2 Preferred Stock in the amount of up to $1,783,142.48 in this offering but may sell much less. This offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Doroni Aerospace, Inc

By /s/ *Doron Merdinger*

Title: CEO and Director

By /s/ *Doron Merdinger*

Name: Doron Merdinger

Title: CEO and Director

By /s/ *Yoram Bibring*

Name: Yoram Bibring

Title: CFO

Exhibit A
FINANCIAL STATEMENTS



Doroni Aerospace, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

Table of Contents



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Doroni Aerospace, Inc Management

Opinion:
We have audited the accompanying financial statements of Doroni Aerospace, Inc. (the Company), which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material

inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
April 27, 2026


DORONI AEROSPACE INC
BALANCE SHEETS


AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	311,256	388,133
Restricted Cash		150,000	150,000
Prepaids and other current assets		95,290	110,857
Total Current Assets		556,546	648,990
Non-Current Assets:			
Property and equipment, net	$	6,321	18,161
Right of use assets		-	178,231
Long-term deposit		46,831	-
Total Non-Current Assets		53,152	196,392
TOTAL ASSETS	$	609,698	845,381
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	80,941	61,297
Other current liabilities		410,202	29,476
Deferred Revenues, current		150,000	150,000
Lease Liabilities, current		-	187,155
Total Current Liabilities	$	641,143	427,928
Non-Current Liabilities:			
Lease Liabilities, non-current	$	-	-
Deferred Revenues, non-current		69,895	42,010
Total Non-Current Liabilities	$	69,895	42,010
TOTAL LIABILITIES		711,039	469,938
EQUITY			
Common Stock, $0.00001 par, 65,000,000 shares authorized, 54,291,044 and 55,291,044 shares issued and outstanding as of December 31, 2025 & 2024, respectively.	$	543	553
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized, 30,141 shares issued and outstanding as of December 31, 2025 & 2024, respectively.		-	-
Class B Common Stock, $0.00001 par, 10,000,000 shares authorized, 1,000,000 and 0 shares authorized on December 31, 2025 & 2024 respectively		10	-
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized 2,501,218 shares issued and outstanding as of December 31, 2025 & 2024, respectively.		25	25
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized 2,374,137 and 914,675 shares issued and outstanding as of December 31, 2025 & 2024, respectively		24	9
Additional Paid In Capital		13,984,789	9,381,188
Accumulated deficit		(14,086,731)	(9,006,333)
TOTAL EQUITY	$	(101,340)	375,442
TOTAL LIABILITIES AND EQUITY	$	609,698	845,381


See Accompanying Notes to these Audited Financial Statements


DORONI AEROSPACE INC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
Selling, General, and Administrative	$	3,801,307	3,169,900
Research and Development		1,279,091	665,080
Total Operating Expenses		**5,080,398**	**3,834,980**
Total Loss from Operations	$	**(5,080,398)**	**(3,834,980)**
Net Loss	$	**(5,080,398)**	**(3,834,980)**

See Accompanying Notes to these Audited Financial Statements

DORONI AEROSPACE INC
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock # of Shares	$ Amount	Common Stock - Class A # of Shares	$ Amount	Common Stock - Class B # of Shares	$ Amount	Preferred - Series Seed 1 # of Shares	$ Amount	Preferred - Series Seed 2 # of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/24	55,317,151	553	-	-	-	-	2,404,194	24	-	-	6,070,998	(5,171,353)	900,224
Share adjustment	(26,107)	-	-	-	-	-	-	-	-	-	(378)	-	(378)
Issuance of Seed 1 - Preferred Stock - Dealmaker	-	-	-	-	-	-	97,024	1	-	-	170,800	-	170,801
Issuance of Seed 1 - Preferred Stock - Reg CF 4	-	-	-	-	-	-	-	-	914,674	9	1,842,728	-	1,842,737
Exercise of employee stock options	-	-	30,141	-	-	-	-	-	-	-	47,020	-	47,020
Offering Costs	-	-	-	-	-	-	-	-	-	-	(155,303)	-	(155,303)
Share -based Compensation	-	-	-	-	-	-	-	-	-	-	1,366,223	-	1,366,223
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	39,100	-	39,100
Net loss	-	-	-	-	-	-	-	-	-	-	-	(3,834,980)	(3,834,980)
Ending balance at 12/31/24	55,291,044	553	30,141	-	-	-	2,501,218	25	914,674	9	9,381,188	(9,006,333)	375,442
Issuance of Seed 2 - Preferred Stock - Reg CF 4	-	-	-	-	-	-	-	-	18,132	-	53,671	-	53,671
Issuance of Seed 2 - Preferred Stock - Reg CF 5	-	-	-	-	-	-	-	-	626,243	6	1,340,465	-	1,340,471
Issuance of Seed 2 - Preferred Stock - Reg CF 6	-	-	-	-	-	-	-	-	815,088	9	1,715,107	-	1,715,116
Subscription received for Seed 3 - Preferred Stock - Reg CF 7	-	-	-	-	-	-	-	-	-	-	452,536	-	452,536
Offering Costs	-	-	-	-	-	-	-	-	-	-	(312,229)	-	(312,229)
Conversion of Founder's shares	(1,000,000)	(10)	-	-	1,000,000	10	-	-	-	-	-	-	-
Share -based Compensation	-	-	-	-	-	-	-	-	-	-	1,354,052	-	1,354,052
Net loss	-	-	-	-	-	-	-	-	-	-	-	(5,080,398)	(5,080,398)
Ending balance at 12/31/25	54,291,044	543	30,141	-	1,000,000	10	2,501,218	25	2,374,137	24	13,984,789	(14,086,731)	(101,340)

See Accompanying Notes to these Audited Financial Statements

DORONI AEROSPACE INC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(5,080,398)	(3,834,980)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		11,840	15,441
Share based compensation expense		1,354,052	1,366,223
Issuance of warrants for services rendered		-	39,100
Operating lease adjustments		(8,924)	19,970
Changes in operating assets and liabilities:			
Long-term deposit		(46,831)	-
Prepaids and other current assets		15,567	279,118
Accounts payable		19,644	(22,243)
Other current liabilities		380,723	13,267
Deferred Revenue		27,885	42,010
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,753,957	1,752,886
Net Cash used in Operating Activities	$	(3,326,441)	(2,082,094)
FINANCING ACTIVITIES			
Proceeds from issuance of stock, net of offering costs	$	3,249,564	1,885,049
Net Cash provided by Financing Activities	$	3,249,564	1,885,049
Cash at the beginning of the period (Including restricted cash)		538,133	735,177
Net Cash decrease for the period	$	(76,877)	(197,045)
Cash at the end of the period	$	461,256	538,133

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities
Stock-based compensation totaled $1,354,052 and $1,366,223 for the years ended December 31, 2025 and 2024, respectively.

See Accompanying Notes to these Audited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Doroni Aerospace, Inc ("the Company") was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The Company is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product, currently under development, the Doroni H1-X, is a two-seater personal eVTOL. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch in 2028. The Company's headquarters are located in Coral Springs, Florida.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

_____

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025, and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $461,256 and $538,133 in cash and cash equivalents as of December 31, 2025, and December 31, 2024, respectively. Of this total, $150,000 is considered restricted cash, as these funds represent refundable deposits held in a separate account and are not available for general use.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

_____

assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2025.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company was in the pre-revenue stage as of December 31, 2025. Customers may reserve the right to purchase the Doroni H1X by making a deposit. These deposits are recorded as deferred revenue until the product is delivered to the customer. As of December 31, 2025, and December 31, 2024, deferred revenue totaled $219,895 and $192,010, respectively. In 2024, the Company revised its deposit policy, requiring a $1,000 non-refundable deposit. As of December 31, 2025, and December 31, 2024, the total refundable portion of deferred revenue was $150,000.

<u>Selling, General and Administrative</u>

Selling, general, and administrative expenses consist of employee and contractors' compensation, equity compensation, professional fees, operating lease expense, depreciation, utilities, travel, and other miscellaneous expenses. Additionally, SG&A includes advertising expenses related to various marketing campaigns, which totaled $721,234 and $562,554 as of December 31, 2025, and 2024, respectively.

<u>Research and Development</u>

Research and development costs related to the design, development, and testing of the Company's products are expensed as incurred.

<u>Equity-Based Compensation</u>

The Company issues stock options to employees and non-employee contractors as compensation for services, and also issues warrants to non-employee contractors. All such share-based payment awards are accounted for in accordance with ASC 718, *Compensation—Stock Compensation*, which the Company applies to both employee and non-employee awards following the adoption of ASU 2018-07.

Under ASC 718, the Company measures the cost of services received in exchange for share-based awards based on the grant-date fair value of the award and recognizes that cost over the requisite service period, which is generally the vesting period. For awards granted to non-employees in exchange for services already rendered, the fair value is recognized in full at the date of grant.

_____

The fair value of each stock option and each warrant is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The Black-Scholes model requires management to make several assumptions, which are reviewed at each grant date. The assumptions used during the periods presented are as follows:

- **Expected term** — For employee and contractor stock options, the Company uses the simplified method, which takes the midpoint between the vesting date and the contractual term of the award, as the Company does not have sufficient historical exercise experience to provide a reasonable basis for estimating the expected term. For warrants issued to contractors, the expected term is generally the contractual term of the warrant, unless historical experience or other facts and circumstances indicate a shorter expected life.
- **Expected volatility** — Because the Company's common stock has a limited trading history, expected volatility is estimated based on the historical volatility of a group of publicly traded peer companies over a period commensurate with the expected term of the award.
- **Risk-free interest rate** — Based on the yield of U.S. Treasury securities with a term equal to the expected term of the award, as in effect at the grant date.
- **Expected dividend yield** — The Company has not paid, and does not anticipate paying, cash dividends on its common stock; accordingly, the expected dividend yield is assumed to be zero.

Forfeitures of stock options are recognized as they occur. Compensation expense related to stock options and equity-classified warrants is recognized on a straight-line basis over the requisite service period of the award.

Warrants that do not meet the criteria for equity classification are recorded as liabilities at fair value, with subsequent changes in fair value recognized in earnings each reporting period until the warrants are exercised, expire, or are otherwise extinguished.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

_____

NOTE 3 – PROPERTY, PLANT, AND EQUIPMENT

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Furniture and Fixtures	3	2,600	2,600
Computers	3	23,191	23,191
Tools, machinery, and equipment	3	20,892	20,892
Less Accumulated Depreciation		(40,362)	(28,522)
Totals		**6,321**	**18,161**

Depreciation expense as of December 31, 2025, and 2024 was $11,840 and $15,441, respectively.

NOTE 4 – INCOME TAX

As of December 31, 2025, and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	3,842,302	2,495,996
Depreciation (difference in methods/timing)	-	1,370
Other Temporary Differences	358,824	(90,259)
Gross Deferred Tax Asset	**4,201,126**	**2,407,107**
Less: Valuation Allowance	(4,201,126)	(2,407,107)
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2025, and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $14,499,252 and $9,418,854, respectively. As of December 31, 2025, the Company expects to have federal and state net operating loss carryforwards; however, the Company's 2025 federal and state income tax returns have not yet been completed. Accordingly, the amount of net operating loss carryforwards as of December 31, 2025, is preliminary and subject to adjustment upon completion of the 2025 tax filings. Federal and Florida NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

_____

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	4,201,126	2,407,107
Valuation Allowance	(4,201,126)	(2,407,107)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(1,066,884)	21.00%	(805,346)	21.00%
State taxes, net of federal benefit	(441,995)	8.70%	(333,643)	8.70%
Change in Valuation Allowance	1,508,878	-29.70%	1,138,989	-29.70%
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025, and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

_____

management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2025, and December 31, 2024, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $310,666 and $259,696, respectively.

NOTE 6 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

On November 30, 2022, the Company entered into an operating lease agreement for approximately 10,966 square feet of office and warehouse space located in Pompano Beach, Florida. The lease commenced on January 1, 2023 and expired on December 31, 2025. See Note 9 for disclosure of a new facility lease entered into subsequent to year-end.

NOTE 7 – LIABILITIES AND DEBT

As of December 31, 2025, and December 31, 2024, the Company did not have any debt obligations. The Company's liabilities at those dates consisted solely of operating expenses payable, such as accounts payable and accrued expenses incurred in the normal course of business.

NOTE 8 – EQUITY

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 54,291,044 and 55,291,044 Common Shares have been issued and outstanding, respectively.

Class A Common Stock

The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 30,141 class A Common Stock have been issued and outstanding, respectively.

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

_____

Class B Common Stock

In February 2025, the Company created a new class of shares, Common Stock class B par value $0.00001 per share ("Common B"). Each Common B share has identical rights to a Common Stock share, except that each vote of one Common B share is equal to 10 votes of a Common Stock share. In connection with the creation of this class, the Board of Directors approved the conversion of 1,000,000 founder-held shares of common stock into 1,000,000 shares of Common B during 2025. As of December 31, 2025, 1,000,000 shares of Common B were issued and outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 2,501,218 Series Seed-1 Preferred Stock have been issued and outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of December 31, 2025, and December 31, 2024, 2,374,137 and 914,674 Series Seed-2 Preferred Stock have been issued and outstanding, respectively.

Series Seed-3 Preferred Stock

On November 4, 2025, the Company authorized 3,000,000 shares of Series Seed-3 Preferred Stock with a par value of $0.00001 per share. On December 1, 2025, the Company increased the authorized shares of Series Seed-3 Preferred Stock to 30,000,000. As of December 31, 2025, no shares of Series Seed-3 Preferred Stock had been issued and outstanding.

Equity-Based Compensation

The following is an analysis of the Company's nonvested employee stock options issued to employees as compensation:

	Nonvested Options	Weighted Average Fair Value
Nonvested shares, January 1, 2024	3,202,639	$ 0.18
Granted	5,967,115	$ 0.51
Vested	(3,343,782)	$ 0.35
Forfeited	(1,465,139)	$ 0.15
Nonvested shares, December 31, 2024	3,860,833	$ 0.54
Granted	2,215,000	$ 0.54
Vested	(2,744,792)	$ 0.49
Forfeited	(265,417)	$ 0.18
Nonvested shares, December 31, 2025	3,065,625	$ 0.61

_____

The following presents an analysis of the Company's outstanding employee stock options :

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	7,063,611	0.77
Granted	5,967,115	1.07
Exercised	(81,250)	1.56
Expired/cancelled	(1,768,750)	0.52
Total options outstanding, December 31, 2024	10,680,726	0.97
Granted	2,215,000	$ 0.89
Exercised	-	-
Expired/cancelled	(965,000)	$ 2.25
Total options outstanding, December 31, 2025	11,930,726	$ 0.85
Options exercisable, December 31, 2025	8,865,101	$ 0.83

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2025:

Exercise Price	Number Outstanding	Expiration Date
1	20,000	10/31/2030
2	70,510	10/17/2028
	90,510	

A summary of the warrant activity for the years ended December 31, 2025, and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding as of December 31, 2024	-	-	-
Grants	90,510	1.56	4.25
Exercised	-	-	-
Canceled	-	-	-
Outstanding as of December 31, 2025	90,510	1.56	4.25
Vested on December 31, 2025	90,510	1.56	4.25
Exercisable on December 31, 2025	90,510	1.56	4.25

Doroni Aerospace, Inc
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

_____

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 27, 2026, the date these financial statements were available to be issued.

In February 2026, the Company completed its Regulation Crowdfunding ("Reg CF") offering, which commenced in November 2025, together with a concurrent private placement. The combined offerings generated aggregate gross proceeds of approximately $1.97 million prior to deduction of offering costs, in exchange for which the Company issued 732,477 shares of its Series Seed-3 Preferred Stock.

In March 2026, the Company commenced a Reg A offering campaign of Series Seed - 3 Preferred Shares. As of April 27, 2026, approximately $1.8 million had been raised in this campaign before related marketing expenses and offering costs.

On December 12, 2025, the Company entered into a lease agreement for premises located at Hollywood Park 2, 5553 Anglers Avenue, Building 2, Dania Beach, Florida 33312, with a term commencing on January 1, 2026 and expiring on March 31, 2029.

I, Doron Merdinger, the Chief Executive Office of Doroni Aerospace Inc. ("The Company"), hereby certify that the financial statements of The Company and notes thereto for the periods ending December 31, 2025, and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. The Company has not yet filed its federal tax return for tax year 2025.

For the year 2024 the amounts reported on our tax returns were total income of $94; taxable loss of $3,584,420, and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2026.

_____ (Signature)

Chief Executive Officer

April 29, 2026